July 11, 2025

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Kat Bagley and Robert Augustin

Re:	OneMedNet Corporation
Amendment No. 4 to Registration Statement on Form S-1
Filed June 25, 2025
File No. 333-276130

Dear Ms. Bagley and Mr. Augustin:

In response to your oral comment delivered by telephone to the Company’s counsel on July 8, 2025 (the “Oral Comment”), OneMedNet Corporation (the “Company”) hereby submits this response to the Oral Comment relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). For convenience, the Oral Comment is set forth herein, followed by our response. The Company has revised the Registration Statement in response to the Staff’s comment and is filing concurrently with this letter an Amendment No. 5 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates other information contained therein.

Amendment No. 4 to Registration Statement on Form S-1

General

1.	We note your revised disclosure that you are registering for resale “250,000 shares of Common Stock to be issued to Slickage Studios LLC (“Slickage”) pursuant to a letter agreement to settle certain debts owed by the Company to Slickage.” Please revise the disclosure where appropriate to provide the material terms of the letter agreement between the Company and Slickage, and file the letter agreement or tell us why you are not required to do so. See Section 601(b)(10) of Regulation S-K.

Response: We respectfully acknowledge the Staff’s comment, and the Amendment has been updated to provide the material terms of the letter agreement between the Company and Slickage. The letter agreement between the Company and Slickage has also been filed with the Amendment.

* * * *

Division of Corporation Finance

Office of Industrial Applications and Services

July 11, 2025

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at 800-918-7189. Thank you again for your time and consideration.

Respectfully submitted,

By:	/s/ Aaron Green
Aaron Green
Chief Executive Officer

cc:	Robert Golden, Chief Financial Officer (OneMedNet Corporation)
Eitan Hoenig, Perkins Coie LLP
Ned Prusse, Perkins Coie LLP